UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 17, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR

OCTOBER 2020

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In October 2020, the Company’s passenger transportation capacity (measured by available seat-kilometres) decreased by 28.69% year-on-year, among which, the passenger transportation capacity of its domestic routes increased by 9.65% year-on-year, and the passenger transportation capacity of its international and regional routes decreased by 95.16% and 89.41% year-on-year, respectively; passenger traffic volume (measured by revenue passenger-kilometres) decreased by 33.01% year-on-year, among which, the passenger traffic volume of its domestic routes increased by 0.60% year-on-year, and the passenger traffic volume of its international and regional routes decreased by 97.10% and 94.21% year-on-year, respectively; and passenger load factor decreased by 4.90 percentage points year-on-year to 75.94%, among which, the passenger load factor of its domestic, international and regional routes decreased by 6.91, 30.55 and 32.06 percentage points year-on-year, respectively.

Impacted by the novel coronavirus (COVID-19) epidemic since the beginning of 2020, the demand and willingness of passengers to travel have been significantly reduced. The Company timely adjusted its operating strategies, such as suspending or adjusting the operation of certain flights, timely organised special charter flights, enhanced epidemic protection for passengers and employees, and strengthened the transportation of epidemic prevention materials. With the prevention and control of COVID-19 in China being further stabilised and normalised, following the launch of flexible travel products such as “Wild Your Weekends” ( 週末隨心飛), “Wild Mornings and Nights” ( 早晚隨心飛), “Exploring the Western Region” ( 西域隨心飛), “Exploring the Bay Area” ( 灣區隨心飛) and “Exploring through Daxing” ( 大興隨心飛 ) to revitalise the current transportation capacity resources, the Company has also provided more favourable and convenient options for passengers to travel during the Golden Week, so as to stimulate the willingness of passengers to travel and facilitate the recovery of the tourism economy of China.

In relation to freight transportation, the freight transportation business of the Company only consists of freight transportation operated through passenger aircraft, and such business is under contractual operation by a subsidiary of the controlling shareholder of the Company. In October 2020, freight load volume decreased by 9.39% year-on-year.

In October 2020, the Company launched new domestic passenger transportation routes such as Kunming — Zhuhai, Shenzhen — Nanjing — Taiyuan, Kunming — Nanchang — Shenyang, Shanghai — Weihai — Dandong, Shanghai — Nanchang — Jinghong, Kunming — Guilin, Shanghai — Lianyungang — Xining, Wuhan — Zhoushan, Shanghai — Wuzhou, Chengdu — Lincang, Shanghai — Pu’er, and Shanghai — Mangshi.

II.	FLEET STRUCTURE

In October 2020, the Company retired one B737-700 aircraft. As of the end of October 2020, the Company operated a total of 721 aircraft, including 269 self-owned aircraft, 255 aircraft under finance lease and 197 aircraft under operating lease.

Details of the fleet structure were as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total

	Wide-body passenger aircraft	43	45	5	93
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	6	0	7
4	A330 series	29	22	5	56

	Narrow-body passenger aircraft	225	210	192	627
5	A320 series	134	126	73	333
6	B737 series	91	84	119	294

	Regional aircraft	1	0	0	1
7	ARJ series	1	0	0	1

	Total	269	255	197	721

Note: The 9 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

III.	MAJOR OPERATING DATA

	Amount completed in October 2020	Amount completed in October 2019	Year-on- year increase	Total amount completed from January to October in 2020	Total amount completed from January to October in 2019	Year-on- year increase

Passenger Transportation Data ASK (available seat-kilometres) (millions)	16,473.78	23,100.06	-28.69%	123,008.69	224,899.37	-45.31%
— Domestic routes	16,034.87	14,624.32	9.65%	106,552.45	143,034.83	-25.51%
— International routes	386.65	7,982.09	-95.16%	15,648.53	76,307.23	-79.49%
— Regional routes	52.26	493.66	-89.41%	807.72	5,557.32	-85.47%

RPK (revenue passenger-kilometres) (millions)	12,510.90	18,675.52	-33.01%	87,073.18	185,427.86	-53.04%
— Domestic routes	12,314.01	12,241.09	0.60%	76,352.39	119,497.81	-36.11%
— International routes	176.64	6,084.80	-97.10%	10,302.43	61,522.98	-83.25%
— Regional routes	20.26	349.63	-94.21%	418.35	4,407.07	-90.51%

Number of passengers carried (thousands)	9,161.94	11,045.18	-17.05%	59,668.46	109,032.28	-45.27%
— Domestic routes	9,120.67	9,369.02	-2.65%	57,152.38	91,103.31	-37.27%
— International routes	26.73	1,423.02	-98.12%	2,193.74	14,696.24	-85.07%
— Regional routes	14.55	253.13	-94.25%	322.33	3,232.73	-90.03%

Passenger load factor (%)	75.94	80.85	-4.90pts	70.79	82.45	-11.66pts
— Domestic routes	76.80	83.70	-6.91pts	71.66	83.54	-11.89pts
— International routes	45.68	76.23	-30.55pts	65.84	80.63	-14.79pts
— Regional routes	38.76	70.82	-32.06pts	51.79	79.30	-27.51pts

Freight Transportation Data AFTK (available freight tonne-kilometres) (millions)	674.38	802.55	-15.97%	5,372.28	7,519.91	-28.56%
— Domestic routes	393.43	286.44	37.35%	2,077.59	2,655.80	-21.77%
— International routes	278.45	503.71	-44.72%	3,258.45	4,696.12	-30.61%
— Regional routes	2.50	12.40	-79.80%	36.24	167.99	-78.42%

	Amount completed in October 2020	Amount completed in October 2019	Year-on- year increase	Total amount completed from January to October in 2020	Total amount completed from January to October in 2019	Year-on- year increase

RFTK (revenue freight tonne-kilometres) (millions)	176.65	285.58	-38.14%	1,621.64	2,386.70	-32.06%
— Domestic routes	81.68	83.77	-2.50%	599.62	769.77	-22.10%
— International routes	94.23	199.60	-52.79%	1,013.63	1,592.21	-36.34%
— Regional routes	0.74	2.21	-66.63%	8.39	24.72	-66.07%

Weight of freight carried (million kg)	68.56	89.23	-23.16%	546.46	788.14	-30.66%
— Domestic routes	57.13	59.07	-3.29%	419.90	543.03	-22.67%
— International routes	10.72	28.27	-62.10%	118.69	224.19	-47.06%
— Regional routes	0.72	1.89	-62.13%	7.87	20.93	-62.38%

Freight load factor (%)	26.19	35.58	-9.39pts	30.19	31.74	-1.55pts
— Domestic routes	20.76	29.25	-8.49pts	28.86	28.98	-0.12pts
— International routes	33.84	39.63	-5.78pts	31.11	33.90	-2.80pts
— Regional routes	29.45	17.83	11.62pts	23.15	14.72	8.43pts

Consolidated Data ATK (available tonne-kilometres) (millions)	2,157.02	2,881.55	-25.14%	16,443.07	27,760.85	-40.77%
— Domestic routes	1,836.57	1,602.62	14.60%	11,667.31	15,528.93	-24.87%
— International routes	313.25	1,222.10	-74.37%	4,666.82	11,563.77	-59.64%
— Regional routes	7.21	56.83	-87.32%	108.94	668.14	-83.70%

RTK (revenue tonne-kilometres) (millions)	1,290.78	1,942.21	-33.54%	9,313.95	18,695.12	-50.18%
— Domestic routes	1,178.29	1,169.19	0.78%	7,356.69	11,288.37	-34.83%
— International routes	109.94	739.76	-85.14%	1,912.22	6,994.51	-72.66%
— Regional routes	2.55	33.27	-92.33%	45.05	412.25	-89.07%

Overall load factor (%)	59.84	67.40	-7.56pts	56.64	67.34	-10.70pts
— Domestic routes	64.16	72.95	-8.80pts	63.05	72.69	-9.64pts
— International routes	35.10	60.53	-25.44pts	40.97	60.49	-19.51pts
— Regional routes	35.38	58.54	-23.15pts	41.35	61.70	-20.35pts

Note:

Freight transportation data only contained data of bellyhold space in passenger aircraft and passenger-to-freighter conversion. The table does not contain data of the total fleet of freighter aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The strike and impact of COVID-19 on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

16 November 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).